Mustang Bio, Inc.

July 24, 2018

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Christine Westbrook

Via:	EDGAR Submission

Re:	Mustang Bio, Inc.
Registration Statement on Form S-3
Filed July 13, 2018, as amended July 20, 2018
File No. 333-226175

Ladies and Gentlemen:

Mustang Bio, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. (ET) on July 27, 2018 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

MUSTANG BIO, INC.

By:	/s/ Manuel Litchman, M.D.
Manuel Litchman, M.D.
Chief Executive Officer

cc:       Mark F. McElreath